

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 2, 2024

Jon Winkelried
Chief Executive Officer
TPG Inc.
301 Commerce Street, Suite 3300
Fort Worth, TX 76102

> **Re: TPG Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 25, 2023**
> **File No. 001-41222**

Dear Jon Winkelried:

We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comments. Please respond to these comments by confirming that you will revise your future proxy disclosures in accordance with the topics discussed below.

Definitive Proxy Statement on Schedule 14A filed April 25, 2023

Pay Versus Performance, page 51

1. Refer to footnote (1) to your pay versus performance table. Please note that, for outstanding stock awards and option awards, the calculations required by Item 402(v)(2)(iii)(C)(1) of Regulation S-K should be determined based on the change in fair value from the end of the prior fiscal year. The fair value of these awards should not be determined based on other dates, such as the date of your initial public offering. Please ensure that you make your Regulation S-K Item 402(v)(2)(iii)(C)(1) calculations starting with the end of your prior fiscal year. See Regulation S-K Compliance & Disclosure Interpretation Questions 128D.14 and 128D.15 for guidance.

2. We note that your peer group is the Standard & Poor's (S&P) 500 Index. If your Regulation S-K Item 402(v)(2)(iv) peer group is an index, it should be the published industry or line-of-business index used under Regulation S-K Item 201(e)(1)(ii), and not a broad market index. In future filings, please ensure that your peer group is either a published industry or line-of-business index or, if applicable, the companies used in the compensation discussion and analysis under Regulation S-K Item 402(b). We note in this regard your use of the Dow Jones U.S. Asset Manager Index in your stock performance graph reported pursuant to Item 201(e) of Regulation S-K.

3. It appears that you have not provided the relationship disclosures required by Regulation

S-K Item 402(v)(5). Please provide this required disclosure in its entirety. Although you may provide this information graphically, narratively, or a combination of the two, this disclosure must be separate from the pay versus performance table required by Regulation S-K Item 402(v)(1) and must provide a clear description of each separate relationship indicated in Regulation S-K Item 402(v)(5)(i)-(iv). Please note, it is not sufficient to state that no relationship exists, even if a particular measure is not used in setting compensation.

 Please contact Eric Envall at 202-551-3234 or Amanda Ravitz at 202-551-3412 with any questions.

Sincerely,

Division of Corporation Finance
Disclosure Review Program